Filed by NTL Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6(j)

of the Securities and Exchange Act of 1934

Subject Company: NTL Incorporated

Commission File No.: 000-22616

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Filed by NTL Incorporated

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6(j) of the Securities and Exchange Act of 1934

Subject Company: NTL Incorporated

Commission File No.: 000-22616

NTL Incorporated

Third Quarter 2005 Results

Simon Duffy, CEO

Jacques Kerrest, CFO

Neil Berkett, COO

November 3, 2005

[LOGO]

Safe Harbor

Various statements contained in this document constitute “forward-looking statements” as that term is defined under the Private Securities Litigation Reform Act of1995. Words like “believe,” “anticipate,” “should,” “intend,” “plan,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy,” and similar expressions identify these forward-looking statements, which involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements or industry results to be materially different from those contemplated, projected, forecasted, estimated or budgeted whether expressed or implied, by these forward-looking statements. These factors include: potential adverse developments with respect to our liquidity or results of operations;  our significant debt payments and other contractual commitments;  our ability to fund and execute our business plan;  our ability to generate cash sufficient to service our debt;  interest rate and currency exchange rate fluctuations; our ability to complete the integration of our billing systems;  the impact of new business opportunities requiring significant up-front investments;  our ability to attract and retain customers and increase our overall market penetration; our ability to compete against other communications and content distribution businesses; our ability to maintain contracts that are critical to our operations;  our ability to respond adequately to technological developments;  our ability to develop and maintain back-up for our critical systems;  our ability to continue to design networks, install facilities, obtain and maintain any required governmental licenses or approvals, and finance construction and development, in a timely manner at reasonable costs and on satisfactory terms and conditions; our ability to have an impact upon, or to respond effectively to, new or modified laws or regulations; and factors relating to the proposed acquisition of Telewest Global, Inc. by ntl. We assume no obligation to update these forward-looking statements contained herein to reflect actual results, changes in assumptions or changes in factors affecting these statements.

This information may be deemed to be solicitation material in respect of the proposed merger of ntl and Telewest.  In connection with the proposed merger, ntl and Telewest will file a joint proxy statement / prospectus with the U.S. Securities and Exchange Commission (the “SEC”).  INVESTORS AND SECURITY HOLDERS OF NTL AND TELEWEST ARE ADVISED TO READ THE JOINT PROXY STATEMENT / PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THOSE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.  The final joint proxy statement / prospectus will be mailed to stockholders of ntl and Telewest.  Investors and security holders may obtain a free copy of the joint proxy statement / prospectus, when it becomes available, and other documents filed by ntl and Telewest with the SEC, at the SEC’s web site at http://www.sec.gov .  Free copies of the joint proxy statement / prospectus, when it becomes available, and each company’s other filings with the SEC may also be obtained from the respective companies.  Free copies of ntl’s filings may be obtained by directing a request to ntl Incorporated, 909 Third Avenue, Suite 2863, NewYork, New York 10022, Attention: Investor Relations.  Free copies of Telewest’s filings may be obtained by directing a request to Telewest Global, Inc., 160 Great Portland Street, London W1W 5QA, United Kingdom, Attention: Investor Relations.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Participants in the Solicitation

ntl, Telewest and their respective directors, executive officers and other members of their management and employees may be deemed to be soliciting proxies from their respective stockholders in favored of the merger. Information regarding ntl’s directors and executive officers is available in ntl’s proxy statement for its 2005 annual meeting of stockholders, which was filed with the SEC on April 5, 2005. Information regarding Telewest’s directors and executive officers is available in Telewest’s proxy statement for its 2005 annual meeting of stockholders, while was filed with the SEC on April 11, 2005. Additional information regarding the interests of such potential participants will be included in the joint proxy statement / prospectus and the other relevant documents filed with the SEC when they become available.

Third Quarter 2005 Results Agenda

•	Highlights

•	Financial Report

•	Operational Review

•	Telewest Update

•	Closing Remarks

•	Questions & Answers

Operational Highlights

•                  Focus on operational improvements producing results

•                  RGUs up 7 per cent to 6.3m (on-net up 5 per cent to 6.1 million)

•                  Triples up 21 per cent; triple play penetration of 25.4 per cent (27.2 per cent on-net)

•                  Record quarter of 218,600 gross additions (182,400 on-net)

•                  Strong net adds of 53,900 (41,400 on-net) in Q3-05

•                  Strong broadband growth of 165,600 (137,700 on-net) in Q3-05

Third Quarter 2005 Results

•                  Highlights

•                  Financial Report

•                  Operational Review

•                  Telewest Update

•                  Closing Remarks

•                  Questions & Answers

Summary Income Statement

£m	Q3-05	Q3-04	% change
Total Revenue	482.7	498.5	(3.2)%
Operating costs	(200.2)	(203.8)	1.8%
SG&A	(116.2)	(123.3)	(5.8)%
Operating income before D&A and other charges (OCF) (1)	166.3	171.4	(3.0)%
Other charges	(1.3)	(3.7)
Depreciation & amortization	(169.7)	(175.5)	3.3%
Operating income (loss)	(4.7)	(7.8)	39.7%
Net interest expense (2)	(44.9)	(59.8)	24.9%
Other (3)	(2.2)	(0.1)
FX transaction gains (losses)	(13.1)	(9.2)	(42.4)%
Income (loss) before income taxes	(64.9)	(76.9)	15.6%
Minority interest expense	(1.0)	—
Income Tax (expense) benefit	12.4	(0.5)
(Loss) from continuing operations	(53.5)	(77.4)	30.9%
Gain on disposal, net of tax	1.4	(18.2)
Net income (loss)	(52.1)	(95.6)	45.5%

1)                                      See Appendix for reconciliation of non-GAAP term OCF

2)                                      Interest Expense includes amortization of bank fees and is net of interest income

3)                                      Other includes loss on extinguishment of debt and share of loss from equity investments

Revenue Summary

(£m)	Q3-05	Q3-04	% r

CONSUMER
On-net	360.2	372.5
virgin/off-net	17.3	5.0
Consumer Total	377.5	377.5	—%

BUSINESS
Business (Retail)	60.0	64.3
Wholesale	45.2	56.7
Business Total	105.2	121.0	(13.1)%

Total Revenue	482.7	498.5	(3.2)%

Variance

Broadband growth offset by lower telephony usage and pricing and fewer ATV customers

virgin.net acquired in Q404

Decline in telephony usage

Reflects loss of virgin.net as a wholesale customer and conclusion of Vodafone contract

Note:  See Q305 press release appendix E for additional information on the impact of the virgin.net acquisition on Consumer and Business revenues.

Capital Structure (1)

		9/30/04		6/30/05		9/30/05

(£ millions)

Debt	Bank debt	2,174		1,474		1,455
	Senior Notes	820		820		769
	Other Debt	40		40		40
Total Debt		3,034		2,334		2,264
Cash		(149)		(801)		(806)
Net Debt		2,885		1,533		1,454
Net Debt/OCF		4.2	x	2.2	x	2.2	x

(1)                                  Q3-04 exchange rate of $1.8090 to the Pound Sterling

Q2-05 exchange rate of $1.7930 to the Pound Sterling

Q3-05 exchange rate of $1.7696 to the Pound Sterling

Free Cash Flow from Continuing Operations

£m	Q3-05	Q3-04
OCF	166	171
Other charges and non-cash items	0	5
Purchase of fixed assets	(72)	(76)
Working capital	(51)	(68)
FCF pre-interest	43	32
Cash interest payments (net)	2	(5)
Free Cash Flow from continuing operations	45	27

(1)           See appendix for GAAP reconciliation of Free Cash Flow and OCF.

Third Quarter 2005 Results

•                  Highlights

•                  Financial Report

•                  Operational Review

•                  Telewest Update

•                  Closing Remarks

•                  Questions & Answers

RGU Growth

RGUs (000’s)

on-net	total

[CHART]

Q3 Highlights

•                  On-net RGUs total 6.1 million, up 4.5 per cent

•                  1.96 RGUs per on-net customer

•                  Total RGUs of 6.3 million, up 7 per cent

•                  1.91 RGUs per customer

•                  Broadband momentum continues

•                  TV and telephony RGU movement explained by Q3-04/Q4-04 customer clean up

(1)           Highlights are compared to Q3-04, unless otherwise stated

Broadband

Broadband RGUs (000’s)

[CHART]

Q3 Highlights

•                  Total broadband RGUs of 1.7 million

•                  Strongest growth in broadband

•                  Total adds of 166k QoQ, 546k YoY

•                  47 per cent year on year growth

•                  On-net adds of 138k QoQ, 373k YoY

•                  32 per cent year on year growth

•                  Increasing full year guidance from 20-25 per cent growth to 25-30 per cent growth

•                  Largest consumer broadband provider in the UK

•                  10Mb as standard cable broadband speed for ntl customers will launch during 4Q-05, reinforcing ntl’s market leading position

(1)           Totals may not foot due to rounding

Telephony

Telephony RGUs (000’s)

[CHART]

Q3 Highlights

•                  Total telephony RGUs of nearly 2.7 million

•                  Continue to realize positive trends since June launch aimed at driving Talk Plan penetration, currently 33.8 per cent

•                  Added 41k Talk Plan customers in Q3-05 and 27k in Q2-05 following attrition in Q4-04 and Q1-05

Television

TV RGUs (000’s)

[CHART]

Q3 Highlights

•                  Total TV RGUs of 1.94 million

•                  DTV up 27k for the year to date and 4k sequentially

•                  Digital customer penetration up four points to 73 per cent compared to Q3-04

•                  Improving TV packages

•                  Launched Select Pack, which is supported by the Q2-05 launch of Enhanced TV Base Pack

•                  VOD on target for rollout to 600k customers by year end, largest of any operator outside the U.S.

•                  Remain on track for rollout to 1m subscribers by close of Q2 and full rollout to be completed by year-end 2006

Customer Growth

Customers (000’s)

on-net	total

[CHART]

Q3 Highlights

•                  Continued customer growth

•                  On-net customers up 3 per cent

•                  41,400 net customer additions

•                  39 per cent customer penetration

•                  Total customers up 7 per cent

•                  Strong increase in triples

•                  Customers taking all three services up 21 per cent vs. Q3-04

•                  On-net triple penetration of 27.2 per cent

•                  Total triple penetration of 25.4 per cent

(1)           Highlights are compared to Q3-04, unless otherwise stated

Continued Strong Gross Adds Performance

Gross adds (000’s): Consumer

[CHART]

Q3 Highlights

•                  Another record quarter of gross adds

•                  On-net gross RGU adds

•                  Broadband 44%

•                  Telephony 29%

•                  TV 27%

(1)           Totals may not foot due to rounding

Churn (on-net)

[CHART]

ARPU

ARPU: on-net (£m)

[CHART]

•      Strong RGU performance partly offset by:

•                  Lower telephony usage

•                  Fixed-to-mobile substitution

•                  Decline in premium rate services (@5% gross margin)

•                  Lower Sky premiums

•      Minimal profit impact

•      Increasing focus on talk plans and triples

Strong Triple Play Performance

Triple play customers (on-net)

[CHART]

Triples at point of sale (on-net)

[CHART]

Third Quarter 2005 Results

•                                          Highlights

•                                          Financial Report

•                                          Operational Review

•                                          Telewest Update

•                                          Closing Remarks

•                                          Questions & Answers

Project Timeline

Pre deal	Deal agreed	Deal completes

Establishment of	OPERATIONAL PLANNING		COLLABORATIVE	DEVELOP
Merger Architecture			PHASE
	ntl Task Forces			IMPLEMENTATION

2-3 Weeks	3 Months		3/4 Months	6-18 months

• Design of project structure	Phase 2a		Phase 3a:	•	Implementation of agreed structure
• Workstream leadership and participation	•	Detailed work planning	Communication & Review
	•	Outline areas of focus and scope of integration
				•	Regular review
		• Synergy	Phase 3b: Blueprint Development
		• Operational		•	Benefit monitoring
	•	Initial analysis
	•	Cross-Company Workshop	Phase 3c: Implementation
	Phase 2b		Planning
	•	Detailed analysis
	•	Collaborative phase planning
	•	Resource requirements

Project Structure

Board Committee
Jim Mooney	Simon Duffy	Cob Stenham

Steering Group
Simon Duffy		Neil Smith
Neil Berkett		Carolyn Walker
Jacques Kerrest		Howard Watson
Mike Riddle		Shai Weiss

Workstreams

Consumer	Networks	Customer

Business	IT	Central Support

Brand	OD	HR

Day One		Purchasing

Merger Office
Neil Smith		Shai Weiss
Nick Jones		Joel Stark

Annabel Humphrys

Support Functions

Internal Communications

Culture

People

Financial Planning

Legal Support

87 projects across 13 workstreams and support functions

Workstream / Support Function	Number

Consumer	17
Networks & Property	10
Customer	16
Business	4
IT	14
Central Support	5
Brand	1
OD	4
HR	6
Day One	1
Purchasing	6
Internal Communications	1
Culture	2
Total	87

Project Classification

“Day One” projects

•                  Projects or sub-projects that must be completed at or before the merger completes to ensure a successful completion

Immediate operating and strategic projects

•                  Projects or sub-projects that should be prioritised to ensure a smooth transition to a merged organisation

“Top 20” synergies

•                  The “Top 20” projects ranked by NPV

“Quick win” synergies

•                  Projects that need to be completed within 6 months and result in savings within 9 months of completion of merger

Long-term operating and strategic projects

•                  Projects that are fundamentally important to the operations of the business

•                  Projects that offer significant strategic benefits

Timeline to 1st Feb

TODAY	29th Nov		20th Dec			1st Feb

	•	Project prioritisation	•	Blueprint development		•	Refinement of Newco Blueprint
	•	Project planning		•	Process review	•	Implementation planning
	•	Analysis of strategic issues		•	OD development	•	Implementation of pre-Close projects
				•	Other Project outlines	•	Implementation of some priority projects
			•	Day One Planning
			•	Implementation planning

Closing Remarks

•                        Continued strong focus on operational improvements

•                        Impressive growth in gross and net additions and RGUs

•                        Improving quality and value of customer additions

•                        Broadband continues its growth trajectory

•                        Achieving success with talk plan penetration

•                        Delivered strong free cash flow from continuing operations

•                        Fundamentals in place to deliver ARPU growth and margin expansion

•                        Good progress in preparing for Telewest transaction

[LOGO]

Appendices

•                              Use of non-U.S. GAAP measures

•                        The company’s intention is to provide investors with a better understanding of the operating results and underlying trends to measure past and future performance and liquidity.  We evaluate operating performance based on several non-U.S. GAAP measures, including (i) operating income before depreciation, amortization and other charges (OCF) and the associated term OCF margin, (ii) free cash flow from continuing operations and (iii) fixed asset additions (accrual basis), as we believe these are important measures of the operational strength of our business.  Since these measures are not calculated in accordance with U.S. GAAP, they should not be considered as substitutes for operating income (loss), net cash provided by (used in) operating activities and purchase of fixed assets, respectively, as indicators of our operating and cash flow performance and expenditure for fixed assets.

•                        The presentation of this supplemental information is not meant to be considered in isolation or as a substitute for other measures of financial performance reported in accordance with U.S. GAAP.  These non- U.S. GAAP financial measures reflect an additional way of viewing aspects of ntl’s operations that, when viewed with ntl’s U.S. GAAP results and the accompanying reconciliations to corresponding U.S. GAAP financial measures, provide a more complete understanding of factors and trends affecting ntl’s business.  Management encourages investors to review ntl’s financial statements and publicly-filed reports in their entirety and to not rely on any single financial measure.

•                              Reconciliations to U.S. GAAP

Use of Non-U.S. GAAP (Generally Accepted Accounting Principles) Financial Measures

Operating income before depreciation, amortization and other charges (OCF)

•                              Operating income before depreciation, amortisation and other charges, which we refer to as OCF, is not a financial measure recognised under U.S. GAAP.  OCF represents our earnings before interest, taxes, depreciation and amortisation, other charges, share of income from equity investments, loss on extinguishment of debt and foreign currency transaction gains(losses).  Our management, including our chief executive officer who is our chief operating decision maker, considers OCF as an important indicator of our operational strength and performance. OCF excludes the impact of costs and expenses that do not directly affect our cash flows.  Other charges, including restructuring charges, are also excluded from OCF as management believes they are not characteristic of our underlying business operations.  OCF is most directly comparable to the U.S. GAAP financial measure operating income (loss).  Some of the significant limitations associated with the use of OCF as compared to operating income (loss) are that OCF does not consider the amount of required reinvestment in depreciable fixed assets and ignores the impact on our results of operations of items that management believes are not characteristic of our underlying business operations.

•                              We believe OCF is helpful for understanding our performance and assessing our prospects for the future, and that it provides useful supplemental information to investors.  In particular, this non-U.S. GAAP financial measure reflects additional ways of viewing aspects of our operations that, when viewed with our U.S. GAAP results and the reconciliation to operating income (loss) shown below, provides a more complete understanding of factors and trends affecting our business.  Because non-U.S. GAAP financial measures are not standardised, it may not be possible to compare OCF with other companies’ non-U.S. GAAP financial measures that have the same or similar names.

Free Cash Flow (Continuing Operations)

•                                ntl’s primary measure of cash flow is Free Cash Flow. Free Cash Flow is defined as net cash provided by (used in) operating activities less cash used in the purchase of fixed assets less cash flow from discontinued operations and one-off contributions to our defined benefit pension schemes made as a condition of the sale of our Broadcast operations. ntl’s business is underpinned by its significant investment in network infrastructure and information technology. Management therefore considers it important to measure cash flow from continuing operations after cash used in the purchase of fixed assets.  Free Cash Flow is most directly comparable to the U.S. GAAP financial measure net cash provided by (used in) operating activities. The significant limitation associated with Free Cash Flow as compared to net cash provided by (used in) operating activities is that Free Cash Flow deducts cash used in the purchase of fixed assets and cash flow from discontinued operations as well as one-off contributions to defined benefit pension schemes which are made as a condition of the sale of our Broadcast operation. Management deducts purchase of fixed assets in arriving at Free Cash Flow because it considers the amount invested in the purchase of fixed assets to be an important component in evaluating ntl’s liquidity.  Management deducts cash flow from discontinued operations and the one-off pension contribution because it believes they are not important components in evaluating ntl’s liquidity on a continuing basis.

•                                The presentation of this supplemental information is not meant to be considered in isolation or as a substitute for other measures of financial performance reported in accordance with U.S. GAAP accepted in the United States.  These non-U.S. GAAP financial measures reflect an additional way of viewing aspects of ntl’s operations that, when viewed with ntl’s U.S. GAAP results and the accompanying reconciliations to corresponding U.S. GAAP financial measures, provide a more complete understanding of factors and trends affecting ntl’s business.  Management encourages investors to review ntl’s financial statements and publicly-filed reports in their entirety and to not rely on any single financial measure.

Fixed Asset Additions (Accrual Basis)

ntl’s primary measure of expenditures for fixed assets is Fixed Asset Additions (Accrual Basis).  Fixed Asset Additions (Accrual Basis) is defined as the purchase of fixed assets as measured on an Accrual basis.  ntl’s business is underpinned by its significant investment in network infrastructure and information technology. Management therefore considers Fixed Asset Additions (Accrual Basis) an important component in evaluating ntl’s liquidity and financial condition since purchases of fixed assets are a necessary component of ongoing operations.  Fixed Asset Additions (Accrual Basis) is most directly comparable to the U.S. GAAP financial measure purchases of fixed assets as reported in the Statement of Cash Flows.  The significant limitation associated with the use of Fixed Asset Additions (Accrual Basis) as compared to purchases of fixed assets is Fixed Asset Additions (Accrual Basis) excludes timing differences from payments of liabilities related to purchases of fixed assets. Management excludes this amount from Fixed Asset Additions (Accrual Basis) because it is more related to the cash management treasury function than to ntl’s management of fixed asset purchases for long-term operational performance and liquidity.  Management compensates for this limitation by separately measuring and forecasting working capital.

Reconciliation of Operating Income before Depreciation, Amortisation and other Charges to U.S. GAAP Operating income (loss)(in millions)

	9 months ended	3 months ended			9 months ended	3 months ended
	Sept 30,	Sept 30,	June 30,	March 31,	Sept 30,	Sept 30,	June 30,	March 31,
	2005	2005	2005	2005	2004	2004	2004	2004

Revenue	£1,463.0	£482.7	£482.5	£497.8	£1,488.0	£498.5	£493.8	£495.7

Operating income before depreciation, amortization and other charges	501.6	166.3	164.2	171.1	495.5	171.4	164.0	160.1

Reconciling items:
Other charges	(2.4)	(1.3)	(0.7)	(0.4)	(19.0)	(3.7)	(14.7)	(0.6)
Depreciation and amortization	(484.5)	(169.7)	(157.1)	(157.7)	(517.9)	(175.5)	(171.9)	(170.5)
Operating income (loss)	£14.7	£(4.7)	£6.4	£13.0	£(41.4)	£(7.8)	£(22.6)	£(11.0)

OCF as a precentage of revenue (OCF margin)	34.3%	34.5%	34.0%	34.4%	33.3%	34.4%	33.2%	32.3%

Operating income (loss) as a percentage of revenue	1.0%	(1.0)%	1.3%	2.6%	(2.8)%	(1.6)%	(4.6)%	(2.2)%

Reconciliation of Free Cash Flow (Continuing Operations) to U.S. GAAP Net Cash Provided by (used in) Operating Activities (in millions)

	9 months ended	3 months ended			9 months ended	3 months ended
	Sept 30,	Sept 30,	June 30,	March 31,	Sept 30,	Sept 30,	June 30,	March 31,
	2005	2005	2005	2005	2004	2004	2004	2004

Free Cash Flow from continuing operations	£135.3	£44.8	£24.3	£66.2	£(10.5)	£27.0	£(0.4)	£(37.1)

Add back:

Pension Payment*	(54.0)		(54.0)

Cashflow from discontinued operations	2.5	0.2	(5.0)	7.3	108.5	34.5	43.4	30.6

Purchase of Fixed Assets - continuing operations	216.3	71.9	70.6	73.8	191.7	75.5	65.5	50.7

Net cash provided by operating activities	£300.1	£116.9	£35.9	£147.3	£289.7	£137.0	£108.5	£44.2

*The £54m Pension payment in Q2-05 relates to a one-off contribution to one of our defined benefit pension schemes which was made in connection with the sale of our Broadcast operations

Reconciliation of Fixed Asset Additions (Accrual Basis) to U.S. GAAP Purchase of Fixed Assets (in millions)

	9 months ended	3 months ended			9 months ended	3 months ended
	Sept 30,	Sept 30,	June 30,	March 31,	Sept 30,	Sept 30,	June 30,	March 31,
	2005	2005	2005	2005	2004	2004	2004	2004

Fixed Asset Additions(accrual basis)	£210.6	£76.3	£70.2	£64.1	£202.6	£77.9	£62.3	£62.4

Other Items:

Fixed Asset Additions (accrual basis) - discontinued operations	5.2	0.0	1.1	4.1	19.9	6.7	7.0	6.2

Changes in liabilities related to Fixed Asset Additions (accrual basis)	4.6	(4.4)	0.4	8.6	(10.3)	(0.9)	2.3	(11.7)

Purchase of Fixed Assets	£220.4	£71.9	£71.7	£76.8	£212.2	£83.7	£71.6	£56.9